EXHIBIT 99.1

Skylight Health Announces Re-Appointment of Co-Founder Kash Qureshi as President

TORONTO, July 14, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the re-appointment of Co-Founder and current Director and Chief Corporate Officer Kash Qureshi as President.

Prad Sekar, CEO and Co-Founder of Skylight Health said, “What has made us resilient in any environment is having both co-founders working side by side for over 12 years. Kash and I will continue to execute our plan to bring Skylight into profitability in 2022. We are fortunate to have an experienced and highly capable senior management team who will continue to lead our company and focus on returning shareholder value. The Company thanks Mohammad Bataineh for his contributions and wishes him the best in the future.”

Kash Qureshi, Co-Founder of Skylight Health, will replace Mohammad Bataineh as President, and will remain an Executive Member of the Board of Directors.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics, and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on the volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimizing unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.